United States securities and exchange commission logo





                            January 12, 2021

       Shawn Duffy
       Chief Financial Officer
       VIASAT INC
       6155 El Camino Real
       Carlsbad, California 92009

                                                        Re: VIASAT INC
                                                            Form 10-K for the
period ended March 31, 2020
                                                            Filed May 29, 2020
                                                            File No. 000-21767

       Dear Ms. Duffy:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to our comment, we may have additional comments.

       Form 10-K for the period ended March 31, 2020

       Notes to the Consolidated Financial Statements
       Disaggregation of revenue, page F-17

   1. We note you disaggregate revenue by product and service within your three reportable segments. Please tell
us what consideration you gave to further disclose revenue by major product lines pursuant
to the guidance in 606-10-50-5 and 606-10-55-90 and 55-91. For example, we note that
your Satellite Services service revenues includes the in-flight services (IFC) product
line, which has been a topic of discussion on your earnings calls and appears to be
affected by economic factors.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        You may contact Charles
Eastman, Staff Accountant, at (202) 551-3794 or Melissa
 Shawn Duffy
VIASAT INC
January 12, 2021
Page 2

Raminpour, Accounting Branch Chief at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff
Attorney, at (202) 551-3602 or Geoffrey Kruczek, Staff Attorney, at (202) 551-3641 with any other questions.



FirstName LastNameShawn Duffy                             Sincerely,
Comapany NameVIASAT INC
                                                          Division of
Corporation Finance
January 12, 2021 Page 2                                   Office of
Manufacturing
FirstName LastName